                                                              Page 1 of 14 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                          Dura Automotive Systems, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   265903 10 4
                      ------------------------------------
                                (CUSIP Number)




                                                        Exhibit Index on page 13

CUSIP No. 265903 10 4                 13G                     Page 2 of 14 Pages

    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                Onex Corporation

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                      (b) / /


    3     SEC USE ONLY


    4     CITIZENSHIP OR PLACE OF ORGANIZATION

                Ontario, Canada


      NUMBER OF          5     SOLE VOTING POWER

       SHARES                        None

    BENEFICIALLY         6      SHARED VOTING POWER

      OWNED BY                        2,791,364 shares of Class A Common Stock
                                      issuable upon conversion of Class B Common
        EACH                          Stock of the Issuer (each share of Class B
                                      Common Stock is presently convertible into
      REPORTING                       a share of Class A Common Stock),
                                      including 996,451 shares of Class A Common
       PERSON                         Stock issuable upon conversion of Class B
                                      Common Stock of the Issuer which Onex DHC
        WITH                          LLC has voting control over pursuant to a
                                      voting agreement. In addition, Onex DHC
                                      LLC has voting control over a additional
                                      2,206,890 shares of Class B Common Stock of the Issuer, solely with respect to the election of the board of directors of the Issuer.

                         7      SOLE DISPOSITIVE POWER

                                      None

                         8      SHARED DISPOSITIVE POWER

                                      2,791,364 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer (each share of Class B Common Stock is presently convertible into a share of Class A Common Stock), including 996,451 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer which Onex DHC LLC has voting control over pursuant to a voting agreement. In addition, Onex DHC LLC has voting control over an additional 2,206,890 shares of Class B Common Stock of the Issuer, solely with respect to the election of the board of directors of the Issuer.


    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,791,364 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer (each share of Class B Common Stock is presently convertible into a share of Class A Common Stock), including 996,451 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer which Onex DHC LLC has voting control over pursuant to a voting agreement. In addition, Onex DHC LLC has voting control over an additional 2,206,890 shares of Class B Common Stock of the Issuer, solely with respect to the election of the board of directors of the Issuer.


   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             / /

CUSIP No. 265903 10 4                 13G                     Page 3 of 14 Pages

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                42.4% of the Issuer's shares of Class A Common Stock, assuming conversion of all of the Reporting Person's shares of Class B Common Stock into Class A Common Stock, and an aggregate of 56.8% of the Issuer's shares of Class A Common Stock, assuming conversion of all of the shares of Class B Common Stock owned by the Reporting Person or over which it has voting control (solely with respect to the election of the board of directors of the Issuer) into Class A Common Stock. The shares of Class B Common Stock owned by the Reporting Person represent 51.9% of the combined voting power of the Issuer's shares of Class A Common Stock and Class B Common Stock; the shares of Class B Common Stock owned by the Reporting Person or over which the Reporting Person has voting control (solely with respect to the election of the board of directors of the Issuer) represent an aggregate of 92.9% of the combined voting power of the Issuer's shares of Class A Common Stock and Class B Common Stock; each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.


   12     TYPE OF REPORTING PERSON*

                CO

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 265903 10 4                   13G                   Page 4 of 14 Pages

    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                Gerald W. Schwartz

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                      (b) / /


    3     SEC USE ONLY



    4     CITIZENSHIP OR PLACE OF ORGANIZATION

                Canada


      NUMBER OF                SOLE VOTING POWER
                         5
       SHARES                        None

    BENEFICIALLY         6      SHARED VOTING POWER

      OWNED BY                        2,791,364 shares of Class A Common Stock
                                      issuable upon conversion of Class B Common
        EACH                          Stock of the Issuer (each share of Class B
                                      Common Stock is presently convertible into
      REPORTING                       a share of Class A Common Stock),
                                      including 996,451 shares of Class A Common
       PERSON                         Stock issuable upon conversion of Class B
                                      Common Stock of the Issuer which Onex DHC
        WITH                          LLC has voting control over pursuant to a
                                      voting agreement. In addition, Onex DHC
                                      LLC has voting control over an additional
                                      2,206,890 shares of Class B Common Stock of the Issuer, solely with respect to the election of the board of directors of the Issuer.

                         7      SOLE DISPOSITIVE POWER

                                      None

                         8      SHARED DISPOSITIVE POWER

                                      2,791,364 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer (each share of Class B Common Stock is presently convertible into a share of Class A Common Stock) including 996,451 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer which Onex DHC LLC has voting control over pursuant to a voting agreement. In addition, Onex DHC LLC has voting control over an additional 2,206,890 shares of Class B Common Stock of the Issuer, solely with respect to the election of the board of directors of the Issuer.


    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,791,364 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer (each share of Class B Common Stock is presently convertible into a share of Class A Common Stock) including 996,451 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer which Onex DHC LLC has voting control over pursuant to a voting agreement. In addition, Onex DHC LLC has voting control over an additional 2,206,890 shares of Class B Common Stock of the Issuer, solely with respect to the election of the board of directors of the Issuer.


   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)  EXCLUDES CERTAIN SHARES*
                                                                             / /

CUSIP No. 265903 10 4                 13G                     Page 5 of 14 Pages

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                42.4% of the Issuer's shares of Class A Common Stock, assuming conversion of all of the Reporting Person's shares of Class B Common Stock into Class A Common Stock, and an aggregate of 56.8% of the Issuer's shares of Class A Common Stock, assuming conversion of all of the shares of Class B Common Stock owned by the Reporting Person or over which it has voting control (solely with respect to the election of the board of directors of the Issuer) into Class A Common Stock. The shares of Class B Common Stock owned by the Reporting Person represent 51.9% of the combined voting power of the Issuer's shares of Class A Common Stock and Class B Common Stock; the shares of Class B Common Stock owned by the Reporting Person or over which the Reporting Person has voting control (solely with respect to the election of the board of directors of the Issuer) represent an aggregate of 92.9% of the combined voting power of the Issuer's shares of Class A Common Stock and Class B Common Stock; each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.


   12     TYPE OF REPORTING PERSON*

                IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 265903 10 4                 13G                     Page 6 of 14 Pages

    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                Onex DHC LLC

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                      (b) / /


    3     SEC USE ONLY



    4     CITIZENSHIP OR PLACE OF ORGANIZATION

                Wyoming


      NUMBER OF          5     SOLE VOTING POWER

       SHARES                        None

    BENEFICIALLY         6      SHARED VOTING POWER

      OWNED BY                        2,791,364 shares of Class A Common Stock
                                      issuable upon conversion of Class B Common
        EACH                          Stock of the Issuer (each share of Class B
                                      Common Stock is presently convertible into
      REPORTING                       a share of Class A Common Stock),
                                      including 996,451 shares of Class A Common
       PERSON                         Stock issuable upon conversion of Class B
                                      Common Stock of the Issuer which Onex DHC
        WITH                          LLC has voting control over pursuant to a
                                      voting agreement. In addition, Onex DHC
                                      LLC has voting control over an additional
                                      2,206,890 shares of Class B Common Stock of the Issuer, solely with respect to the election of the board of directors of the Issuer.


                         7      SOLE DISPOSITIVE POWER

                            None

                         8      SHARED DISPOSITIVE POWER

                                      2,791,364 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer (each share of Class B Common Stock is presently convertible into a share of Class A Common Stock) including 996,451 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer which Onex DHC LLC has voting control over pursuant to a voting agreement. In addition, Onex DHC LLC has voting control over an additional 2,206,890 shares of Class B Common Stock of the Issuer, solely with respect to the election of the board of directors of the Issuer.


    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,791,364 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer (each share of Class B Common Stock is presently convertible into a share of Class A Common Stock) including 996,451 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer which Onex DHC LLC has voting control over pursuant to a voting agreement. In addition, Onex DHC LLC has voting control over an additional 2,206,890 shares of Class B Common Stock of the Issuer, solely with respect to the election of the board of directors of the Issuer.


   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)  EXCLUDES CERTAIN SHARES*
                                                                             / /

CUSIP No. 265903 10 4                 13G                     Page 7 of 14 Pages

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                42.4% of the Issuer's shares of Class A Common Stock, assuming conversion of all of the Reporting Person's shares of Class B Common Stock into Class A Common Stock, and an aggregate of 56.8% of the Issuer's shares of Class A Common Stock, assuming conversion of all of the shares of Class B Common Stock owned by the Reporting Person or over which it has voting control (solely with respect to the election of the board of directors of the Issuer) into Class A Common Stock. The shares of Class B Common Stock owned by the Reporting Person represent 51.9% of the combined voting power of the Issuer's shares of Class A Common Stock and Class B Common Stock; the shares of Class B Common Stock owned by the Reporting Person or over which the Reporting Person has voting control (solely with respect to the election of the board of directors of the Issuer) represent an aggregate of 92.9% of the combined voting power of the Issuer's shares of Class A Common Stock and Class B Common Stock; each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.


   12     TYPE OF REPORTING PERSON*

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 8 of 14 Pages

ITEM 1(a)         NAME OF ISSUER:

                  Dura Automotive Systems, Inc.  (the "Company")

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  2791 Research Dr.
                  Rochester Hills, MI 48309

ITEM 2(a)         NAME OF PERSON FILING:

                  Onex Corporation ("Onex")
                  Gerald W. Schwartz
                  Onex DHC LLC ("Onex DHC")
                  Onex, Mr. Schwartz and Onex DHC are filing the statement jointly, pursuant to the provisions of Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                  RESIDENCE:

                  The address for the principal business office of each of Onex and Gerald W. Schwartz is:

                  161 Bay Street
                  P.O. Box 700
                  Toronto, Ontario CANADA
                  M5J 2S1

                  The address of the principal business office of Onex DHC is:

                  421 Leader Street
                  Marion, Ohio 43302

                                                              Page 9 of 14 Pages


ITEM 2(c)         CITIZENSHIP:

                  Gerald W. Schwartz is a citizen of Canada. Onex is an Ontario, Canada corporation. Onex DHC is a Wyoming limited liability company.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Class A Common Stock, $.01 par value per share.

ITEM 2(e)         CUSIP NO.:

                  265903 10 4

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b).

ITEM 4            OWNERSHIP:

      (a)         Amount Beneficially Owned:

                  2,791,364 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer (each share of Class B Common Stock is presently convertible into a share of Class A Common Stock), including 996,451 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer which Onex DHC LLC has voting control over pursuant to a voting agreement. In addition, Onex DHC LLC has voting control over an additional 2,206,890 shares of Class B Common Stock of the Issuer, solely with respect to the election of the board of directors of the Issuer.

      (b)         Percent of Class:

                  42.4% of the Issuer's shares of Class A Common Stock, assuming conversion of all of the Reporting Person's shares of Class B Common Stock into Class A Common Stock, and an aggregate of 56.8% of the Issuer's shares of Class A Common Stock, assuming conversion of all of the shares of Class B Common Stock owned by the Reporting Person or over which it has voting control (solely with respect to the election of the board of directors of the Issuer) into Class A Common Stock. The shares of Class B Common Stock owned by the Reporting Person represent 51.9% of the combined voting power of the Issuer's shares of Class A Common Stock and Class B Common Stock; the shares of Class B Common Stock owned by the Reporting Person or over which the Reporting Person has voting control (solely

                                                             Page 10 of 14 Pages

                  with respect to the election of the board of directors of the Issuer) represent an aggregate of 92.9% of the combined voting power of the Issuer's shares of Class A Common Stock and Class B Common Stock; each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:

                  0

            (ii)  Shared power to vote or to direct the vote:

                  2,791,364 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer (each share of Class B Common Stock is presently convertible into a share of Class A Common Stock), including 996,451 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer which Onex DHC LLC has voting control over pursuant to a voting agreement. In addition, Onex DHC LLC has voting control over an additional 2,206,890 shares of Class B Common Stock of the Issuer, solely with respect to the election of the board of directors of the Issuer.

            (iii) Sole power to dispose or to direct the disposition of:

                  0

            (iv)  Shared Power to dispose or to direct the disposition of:

                  2,791,364 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer (each share of Class B Common Stock is presently convertible into a share of Class A Common Stock), including 996,451 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer which Onex DHC LLC has voting control over pursuant to a voting agreement. In addition, Onex DHC LLC has voting control over an additional 2,206,890 shares of Class A Common Stock issuable upon conversion of Class B Common Stock of the Issuer, solely with respect to the election of the board of directors of the Issuer.

            Onex DHC is the direct beneficial owner of the shares of Class A Common Stock reported herein issuable upon conversion of Class B Common Stock of the Issuer; each share of Class B Common Stock is presently convertible into a share of Class A Common Stock. Onex, as the direct and indirect owner of approximately 99% of the equity of DHC, is an indirect beneficial owner of all such shares. Mr.

                                                             Page 11 of 14 Pages

            Schwartz is the indirect holder of all the issued and outstanding Multiple Voting Shares of Onex, which are entitled to elect sixty percent (60%) of the members of Onex's Board of Directors and carry such number of votes in the aggregate as represents 60% of the aggregate votes attached to all voting shares of Onex and is thus an indirect beneficial owner of the shares reported. In November 1990, Onex DHC purchased 100,000 shares of the Issuer's then existing common stock. Pursuant to a recapitalization agreement, such shares were exchanged for 1,794,913 shares of Class B Common Stock upon the Company's initial public offering of Class A Common Stock. Certain stockholders of the Company have entered in an agreement pursuant to which such persons have agreed to vote their shares in the same manner as Onex DHC. As a result of such voting agreement, each of the signatories to this statement may be deemed to be a member of a group that beneficially owns all the shares beneficially owned by the members of such group. Each of the signatories to this statement disclaims membership in such group.

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not applicable

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
            ANOTHER PERSON:

            No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported hereunder.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not applicable

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not applicable

ITEM 9      NOTICE OF DISSOLUTION OF GROUP:

            Not applicable

ITEM 10     CERTIFICATION:

            Not applicable

                                                             Page 12 of 14 Pages

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 1997


                                    ONEX CORPORATION


                                    By: /s/ Donald W. Lewtas
                                        -------------------------------------
                                        Name: Donald W. Lewtas
                                        Title: Authorized Signatory


                                    /s/ Donald W. Lewtas
                                    -----------------------------------------
                                    Authorized signatory for
                                    Gerald W. Schwartz


                                    ONEX DHC LLC


                                    By: /s/ Donald F. West
                                        -------------------------------------
                                        Name: Donald F. West
                                        Title: Authorized Signatory

                                                             Page 13 of 14 Pages

                                Index to Exhibits




                                                                PAGE NO. IN
                                                                SEQUENTIAL
EXHIBIT                                                         NUMBERING SYSTEM
-------                                                         ----------------
1.    Joint Filing Agreement, dated February 14, 1997, among
      Onex DHC, Onex and Mr. Schwartz.

2. Power of Attorney incorporated by reference to the Amendment to Form 4 relating to Dura Automotive
      Systems, Inc., filed with the Securities and Exchange
      Commission by Onex on September 10, 1996.

3. Power of Attorney incorporated by reference to the Amendment to Form 4 relating to Dura Automotive
      Systems, Inc., filed with the Securities and Exchange
      Commission by Mr. Schwartz on September 10, 1996.